October 9, 2009


VIA FACSIMILE, FEDEX AND EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, Mail Stop 3720
Washington, DC  20549-0303
Attn: Mr. Scott Hodgdon

     Re:   Sunshine PCS Corporation
           Schedule 13E-3/A, Amendment No.2
           File No. 005-84854
           Schedule 14A, Amendment No. 2
           File No. 333-50948
           Filed August 14, 2009

Dear Mr. Hodgdon:

     On behalf of Sunshine PCS Corporation (the "Company" or "Sunshine"), we submit this letter in response to comments from the staff of the U.S. Securities and Exchange Commission (the "Staff") received by letter dated August 21, 2009. We appreciate the Staff's prompt consideration of this response.

     In this letter, we have recited the comment from the Staff in italicized, bold type and have followed the comment with the Company's response in regular type. References in this letter to "we", "our" or "us" mean the Company or its advisors, as the context may require.

Schedule 13E-3
--------------

General
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     1.   We note your response to prior comment 1 from our letter dated August
          4, 2009. It is not apparent, based on the facts and circumstances described in your response and your revised filing, that LICT, LICT's Board of Directors and/or Mr. Gabelli are not affiliates engaged in the Rule 13e-3 transaction and have not incurred a Schedule 13E-3 filing obligation separate from that of the issuer. For each filing person added in response to this comment, please revise to make the appropriate disclosures required by Rule 13e-3. Alternatively, you must further substantiate the reasons for your conclusions particularly in light of the facts you now outline in your response.

          For the Staff's information, none of LICT, LICT's Board of Directors or Mr. Gabelli is an affiliate of Sunshine engaged in a Rule 13e-3 transaction and none of the above parties has incurred a Schedule 13E-3 filing obligation separate from Sunshine in the current transaction. As stated in our response to Comment 1 of the Staff's Comment Letter, dated August 4, 2009, Sunshine's decision to pursue

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Securities and Exchange Commission
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          the reverse stock split was made independently by Sunshine's Board.
          Sunshine has been a shell corporation since December 31, 2003, as described on page 3 of the Amended Proxy Statement, filed with the Commission on August 14, 2009. From December 31, 2003 to the present, Sunshine has had no amendments, alterations or additions to its corporate policies, no operations and no activities of any kind except for obtaining its annual audit and complying with its SEC-related obligations. Throughout this period, Sunshine's directors at the time, Mr. David S. Ahl and Mr. Robert E. Dolan, held regular discussions, generally on a quarterly basis, regarding strategies for preserving Sunshine's limited cash, its only remaining asset, including the possibility of a "going dark" transaction to suspend Sunshine's SEC reporting obligation. Since no formal meetings were held to have these discussions, no chronological records of these discussions exist.

          Following Sunshine's periodic discussions that "going dark" would be an appropriate course of action, LICT suggested a potential transaction with Sunshine in August 2008 involving the possibility of Sunshine "going dark." Subsequently, Sunshine's Board held further discussions over the next several months to consider the possibility of "going dark" through a reverse stock split, which resulted in Sunshine's decision and retention of counsel as described below. At all times, these discussions were conducted by Sunshine's Board independent of LICT, LICT's Board of Directors and Mr. Gabelli. Specifically, the Sunshine Board did not invite or consider any participation or involvement in the discussions by LICT, LICT's Board of Directors or Mr. Gabelli. LICT, LICT's Board of Directors and Mr. Gabelli were not involved in these discussions or any other aspect of Sunshine's consideration of the reverse stock split. Further, LICT, LICT's Board of Directors and Mr. Gabelli have not had, sought, nor exercised any of the indicia of control with respect to Sunshine during the discussions of Sunshine's Board.

          As stated in our response to Comment 1 of the Staff's Comment Letter, dated August 4, 2009, Mr. Gabelli has never been a director of Sunshine nor has he ever had any management position or role with Sunshine. Likewise, the current directors of LICT's Board have never served on Sunshine's Board nor have any of them had any management position or role with Sunshine. In addition to Mr. Gabelli, the current directors of LICT's Board are Mr. Glen J. Angiolillo, Mr. Alfred W. Fiore, Mr. Salvatore Muoio and Mr. Gary L. Sugarman. Aside from Mr. Gabelli's beneficial ownership of 18.1% of Sunshine's outstanding voting securities (which only includes 350,014 shares owned directly by Mr. Gabelli (including 8,027 held for the benefit of Mr. Gabelli under LICT Corporation's 401(k) Savings Plan), Mr. Muoio directly owns 1,304 of shares of Sunshine's stock (representing 0.03% of Sunshine's outstanding voting securities) and beneficially owns 400 shares of Sunshine's outstanding voting securities and Mr. Sugarman jointly owns 55 shares of Sunshine's stock (representing 0.0001% of Sunshine's outstanding voting securities) with his minor son. Both Mr. Muoio and Mr. Sugarman are passive investors in Sunshine and are not involved in the daily operations of the Company. No other director of LICT's Board owns any outstanding voting securities of Sunshine.

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Securities and Exchange Commission
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          Further, LICT, LICT's Board of Directors and Mr. Gabelli have had no substantive contact with Sunshine, except for the communication in August 2008 that LICT might be interested in pursuing a transaction with Sunshine, following the decision by LICT's Board in July 2008. This was communicated to Sunshine's Board through Mr. Dolan who, at the time, served simultaneously as a director on Sunshine's Board and as the interim chief executive officer and chief financial officer of LICT. This was LICT's only substantive communication with Sunshine's Board, until the presentation of the term sheet by LICT to the Sunshine Board.

          During this time, Mr. Ahl and Mr. Dolan were the only directors and officers of Sunshine. In fact, Sunshine's management has remained unchanged since the Company became a shell in December 2003. There have been no other directors or officers (or management personnel of any kind) since June 2004. In addition, on September 14, 2009, Mr. Dolan completely severed all ties with Sunshine by resigning as both a director and Assistant Secretary of Sunshine, which we believe eliminates any suggestion that LICT, LICT's Board of Directors or Mr. Gabelli somehow influences Sunshine. As a result of Mr. Dolan's resignation, Mr. Ahl is the sole director and Chief Executive Officer of Sunshine. There are no other officers of Sunshine.

          For the Staff's information, Mr. Ahl has no connection to LICT, LICT's Board or Mr. Gabelli. He was appointed to the Sunshine Board with no agreement, participation or input from LICT, LICT's Board of Directors or Mr. Gabelli. LICT, LICT's Board of Directors and Mr. Gabelli have had no substantive contact with Mr. Ahl in connection with Sunshine, and have had no other business or financial ties with Mr. Ahl of any kind. The resignation of Mr. Dolan as a director and officer of Sunshine should remove any suggestion that LICT, the LICT Board of Directors or Mr. Gabelli are somehow affiliates of Sunshine engaged in a Rule 13e-3 transaction. There no longer remains any managerial connection between LICT, LICT's Board of Directors and Mr. Gabelli now that Mr. Dolan has resigned as a director and officer of Sunshine. Accordingly, when Sunshine decides both on whether to implement the reverse stock split and on the transaction with the North Dakota companies, Mr. Ahl will be the only decision maker of Sunshine.

          Notwithstanding the fact that the decision of Sunshine's Board to seek stockholder approval to "go dark" occurred subsequently to LICT expressing an interest in pursuing a transaction with Sunshine, the determination by the Sunshine Board that a "going dark" transaction was in the best interest of the Company and its stockholders was made independently by the Sunshine Board. With regard to the specific facts surrounding the reverse split, which have been fully disclosed to the Staff, there is nothing to suggest a lack of independence on Sunshine's part. Moreover, both of Sunshine's directors at the initiation of the transaction, Mr. Ahl and Mr. Dolan, are experienced professionals who are well aware of their fiduciary obligations to the Company. Both have been guided by those obligations throughout their work for Sunshine, and Mr. Ahl continues to observe them following Mr. Dolan's resignation.

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Securities and Exchange Commission
Page 4

          In a corporate shell such as Sunshine, informality at the board and management levels is customary and appropriate. Therefore the informality of the procedures employed by Messrs. Ahl and Dolan as the Company's directors should not imply a lack of independence on the Board's part. The important fact is that Mr. Ahl and Mr. Dolan met periodically to discuss and consider how best to serve the Company and its stockholders' interests. The informality of those meetings offers no basis for speculation that LICT, LICT's Board of Directors and Mr. Gabelli possessed, sought or exercised any control over these discussions.

          The lack of control on the part of LICT, LICT's Board of Directors and Mr. Gabelli over Sunshine's decision to pursue the "going dark" transaction is further evidenced by the fact that Mr. Gabelli never participated in any discussions of the Company's Board, had no input in these discussions, nor received any reports on the Board's discussions. Messrs. Ahl and Dolan have asserted that Mr. Gabelli never had, sought or exercised any managerial role in or control of Sunshine since it became a shell in 2003. Instead, Mr. Gabelli has been a passive stockholder and has never been the largest stockholder of the Company. Moreover, Mr. Gabelli has now declared that he will not vote any shares he controls in favor of the reverse stock split. As with the other factors discussed above, we believe that LICT, LICT's Board of Directors and Mr. Gabelli have never had, sought or exercised any semblance of control over Sunshine through Mr. Gabelli's or LICT's stock ownership.

          Even though LICT approached Sunshine with the prospect of a potential transaction with Sunshine, any action by Sunshine would require (i) approval by the Sunshine's directors for submission to the stockholders; (ii) distribution to stockholders through a proxy statement subject to the review and approval of the SEC; (iii) approval by a majority of Sunshine's stockholders; and (iv) implementation by Sunshine's directors if such directors continue to view the reverse stock split as being in the best interest of Sunshine's stockholders. This process provides rigorous and multi-faceted safeguards of the Company's independence. LICT, LICT's Board of Directors and Mr. Gabelli have not sought to intervene in or influence the Company's conduct in any of these activities, nor has any of them contacted or in any way sought to influence other stockholders regarding the reverse stock split. Accordingly, there is no factual basis that LICT, LICT's Board of Directors and Mr. Gabelli have or will exercise control of Sunshine at any stage of this process. With Mr. Dolan no longer on the Board, the decisions on whether to "go dark" and whether to negotiate a potential transaction with the North Dakota companies are solely those of Mr. Ahl.

          It is also important to note that Sunshine has not pursued the reverse split alone and unaided. On the contrary, once Sunshine's Board reached the decision to pursue the reverse stock split in late 2008, the Company promptly retained experienced and independent outside

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Securities and Exchange Commission
Page 5

          counsel to advise it in January 2009. The Company's choice of Fredrikson & Byron ("F&B") as its law firm further underscores the independence of its action and the total absence of any basis for presuming control by LICT, LICT's Board of Directors and Mr. Gabelli. F&B is expert in both securities and merger law, and thus is able to counsel the Company through all the issues it may potentially encounter. Furthermore, F&B has no ties or connections of any sort to LICT, LICT's Board of Directors or Mr. Gabelli, nor any expectations of future connections. F&B has provided independent counsel to the Company for the past eight months, and will continue to represent it.

          The circumstances here provide no basis for speculation that LICT, LICT's Board of Directors or Mr. Gabelli are somehow affiliates of Sunshine for purposes of Rule 13e-3. On the contrary, LICT, LICT's Board of Directors and Mr. Gabelli have never had, sought or exercised any of the relevant indicia of control with regard to Sunshine, except for the suggestion that LICT might be interested in pursuing a transaction with Sunshine. Sunshine has acted independently in all aspects of its reverse split process, is independently counseled by a major law firm in pursuing this course, and will continue to act independently until the conclusion of the entire transaction. Therefore, we respectfully believe and submit that none of LICT, LICT's Board of Directors or Mr. Gabelli meets the requirements to be a filing person under Rule 13e-3 for purposes of this transaction.

Preliminary Proxy Statement on Schedule 14A
-------------------------------------------

General
-------

     2. Please revise the background discussion to outline, as done in your responses, the approximate period during which LICT discussed a possible merger of the North Dakota operations with Sunshine. Disclose for example, the August 2008 period during which LICT "conveyed" to the Sunshine board its proposal and disclose the persons at LICT and Sunshine who were involved with the presentation and/or any discussion of the proposal.

          As stated in the response to Comment 1 above, the communication in August 2008 that LICT might be interested in pursuing a transaction with Sunshine was communicated to Sunshine's Board through Mr. Dolan who, at the time, served simultaneously as a director on Sunshine's Board and as the interim chief executive officer and chief financial officer of LICT. This was LICT's only substantive communication with Sunshine's Board, until the presentation of the term sheet by LICT to the Sunshine Board. The Schedule 14A has been amended in response to this comment. Please see page 3 of Amendment No. 3 to Schedule 14A.

     3. We note your response to prior comment 2 from our letter dated August 4, 2009. Consistent with the response you provide to comment 1 of this letter, as may be appropriate, please revise disclosure in the proxy statement to include all required information pursuant to Item 14 of
          Schedule 14A regarding your potential acquisition of the North Dakota Companies.

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Securities and Exchange Commission
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          The Schedule 14A has been amended in response to this comment to provide all remaining information required pursuant to Item 14 of
          Schedule 14A. Please see pages 39-41 of Amendment No. 3 to Schedule
          14A.

                                    * * * * *

The Company hereby acknowledges the following:

          o The Company is responsible for the adequacy and accuracy of the disclosure it its filings;

          o Staff Comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

          o The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     If you have any questions about our responses in this letter, please feel free to contact me at (701) 924-1000, or our outside securities counsel, David
C. Grorud of Fredrikson & Byron at (612) 492-7032.


Sincerely,

/s/ David S. Ahl
----------------

David S. Ahl, Chief Executive Officer

Sunshine PCS Corporation